UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 1)

Ashford Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044103877

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044103877	Page 2 of 7

1	NAMES OF REPORTING PERSONS Fort Congress Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,317,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,317,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 044103877	Page 3 of 7

1	NAMES OF REPORTING PERSONS Manny Torgow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,317,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,317,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 044103877	Page 4 of 7

Item 1.

(a)	Name of Issuer:

Ashford Hospitality Trust, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

14185 Dallas Parkway

Suite 1100

Dallas, Texas 75254

Item 2.

(a)	Name of Persons Filing:

Fort Congress Associates LLC

Manny Torgow

(b)	Address of Principal Business Office of each Reporting Person is:

333 W. Fort Street, Ste.1350

Detroit, MI 48226

(c)	Citizenship:

Fort Congress Associates LLC: Michigan limited liability company

Manny Torgow: United States

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

044103877

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. 044103877	Page 5 of 7

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

Item 4.

Ownership:

(a)	Amount Beneficially Owned as of December 31, 2020:

See row 9 on cover sheet

(b)	Percent of Class:

See row 11 on cover sheet

The aggregate percentage of outstanding common stock reported owned by each Reporting Person is based upon (i) 53,207,848 shares of common stock outstanding, as of December 7, 2020, as set forth on the Issuer’s Registration Statement on Form S-11/A filed with the Securities and Exchange Commission on December 21, 2020.

(c)

Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See row 5 on cover sheet

(ii)	shared power to vote or to direct the vote:

See row 6 on cover sheet

(iii)	sole power to dispose or to direct the disposition of:

See row 7 on cover sheet

(iv)	shared power to dispose or to direct the disposition of:

See row 8 on cover sheet

Item 5.

Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

CUSIP NO. 044103877	Page 6 of 7

Item 6.

Ownership of More than Five Percent on Behalf of another Person:

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No one other person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock.

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.

Identification and Classification of Members of the Group:

Not Applicable

Item 9.

Notice of Dissolution of Group: Not Applicable

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 044103877	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Fort Congress Associates LLC

By:	/s/ Manny Torgow
Name:	Manny Torgow
Title:	Manager

/s/ Manny Torgow
Manny Torgow

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each is responsible for the timely filing of this statement on Schedule 13G and any such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but is not responsible for the completeness and accuracy of the information concerning the others, unless he or it knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2021

Fort Congress Associates LLC

By:	/s/ Manny Torgow
Name:	Manny Torgow
Title:	Manager

/s/ Manny Torgow
Manny Torgow